UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                           ---------------------
                                                              SEC FILE NUMBER

                                                                   0-25064
                                                           ---------------------
                                                                CUSIP NUMBER

                                                                 42217V 10 2
                                                           ---------------------
(Check One):  [x] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
                 [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

              For Period  Ended:  December  31,  1997
                 [ ] Transition   Report   on   Form   10-K
                 [ ] Transition   Report   on   Form   20-F
                 [ ] Transition   Report   on   Form   11-K
                 [ ] Transition   Report   on   Form   10-Q
                 [ ] Transition  Report  on  Form  N-SAR
                 For the Transition Period Ended: _______
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant

Health Fitness Corporation

Former Name if Applicable
Health Fitness Physical Therapy, Inc.

Address of Principal Executive Office (Street and Number)
3500 West 80th Street, Suite 130

City, State and Zip Code
Bloomington, Minnesota  55431
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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The  subject   annual  report, semi-annual report,  transition report
[X] on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          The Company's year-end closing of its books and audit thereof was delayed due to the enormous amount of time and effort spent by the Company's financial and accounting personnel in connection with the Company's debt and equity financing closed February 18, 1998. This, together with staff turnover within the accounting department, makes the Company unable to timely file its Form 10-KSB.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Charles E. Bidwell                  612                     831-6830
         ------------------            --------------        -------------------
         (Name)                          (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached press release dated March 31, 1998.

     Health Fitness Corporation
    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998               By /s/ Charles E. Bidwell
                                    Charles E. Bidwell, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).

FROM:                                     FOR:
Swenson NHB Investor Relations            Health Fitness Corporation
1111 TCF Tower, 121 S. 8th St.            3500 West 80th St. - Suite 130
Minneapolis, Minn. 55402                  Minneapolis, Minn. 55431
Contact-Tom Langenfeld or                 Contact-Loren S. Brink (612) 831-6830
Doug Ewing (612) 371-0000

FOR IMMEDIATE RELEASE

HEALTH FITNESS REPORTS RESULTS
FOR FOURTH-QUARTER AND FISCAL 1997
----------------------------------

     MINNEAPOLIS, March 31 -- Health Fitness Corporation (Nasdaq:HFIT) today reported record revenues for the fourth quarter and the year ended December 31, 1997. However, professional and consulting fees of $566,000 incurred to assist the Company in preparing its plan for future growth, and one-time expenses of $297,000 incurred for infrastructure development, resulted in a net loss for the quarter and contributed to the net loss for the year.

     Fourth-quarter revenues rose 20 percent to $9,305,000 from $7,771,000 in the same period in 1996. Gross profit rose 39 percent to $1,841,000 from $1,326,000 in last year's fourth quarter of 1996. Net loss for the period was $857,000, or diluted loss per share of 11 cents, compared with net income of $231,000, or diluted earnings per share of 3 cents in the fourth quarter of 1996.

     "While we are disappointed to report a loss for the quarter and the year, we believe the investments we have made in preparing our aggressive growth plans and establishing the requisite infrastructure, will position the Company for long-term success," said Loren S. Brink, Chairman and Chief Executive Officer. "Health Fitness Corporation now has the capital and the infrastructure in place to implement its plan for rapid growth in 1998."

     Quarterly revenues for the Company's rehabilitative health care business increased by 43 percent from the fourth quarter of 1996, despite the loss of revenues from seven California clinics and four others sold earlier in 1997. Revenues from the Company's preventive health care business increased by 13 percent, reflecting the addition of fitness center management contracts.

     For the year ended December 31, 1997, revenues were $33,671,000, up 18 percent from $28,514,000 for the year ended December 31, 1996. The net loss for 1997 was $1,047,000, or diluted loss per share of 13 cents, compared with net income of $1,006,000, or diluted earnings per share of 13 cents in 1996.

                                     (more)

     Health Fitness Corporation is a preventive and rehabilitative health care company headquartered in Minneapolis. It is the nation's largest manager of corporate fitness centers through its preventive health care line of business, currently managing 130 corporate and hospital-based fitness centers throughout the United States. Through Health Fitness Rehab, a wholly owned subsidiary, it also owns and operates 25 physical therapy clinics and a national outpatient network linking more than 1,000 independent physical therapy clinics with consulting, marketing, group buying and managed care contracting services.

     This press release contains forward-looking statements regarding the Company's anticipated future operations and growth; these statements should be read in conjunction with the various factors affecting the Company's ability to finance and manage such growth discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations portion of the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.


HEALTH FITNESS CORPORATION
(In thousands, except per-share amounts)

                                   Three Months Ended      Years Ended
                                      Dec. 31,               Dec. 31,
                                   1997       1996         1997       1996
Revenues:
  Preventive health care         $ 6,815     $ 6,035       $24,917     $21,790
  Rehabilitative health care       2,490       1,736         8,754       6,724
  Total revenues                   9,305       7,771        33,671      28,514
Cost of revenues                   7,464       6,445        26,968      22,814
Gross profit                       1,841       1,326         6,703       5,700
Net (loss) income                 $ (857)     $  231       $(1,047)    $ 1,006
Net (loss) income per share:
        Basic                     $ (.11)     $  .03       $  (.13)    $   .15
        Diluted                   $ (.11)     $  .03       $  (.13)    $   .13
Weighted average common
  shares assumed outstanding:
        Basic                  8,122,019   7,188,206     7,884,088   6,894,022
        Diluted                8,122,019   7,750,930     7,884,088   7,581,844


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03/31/98